United States
                       Securities and Exchange Commission

                                                        SEC File No. 033-16820-D


                           NOTIFICATION OF LATE FILING


(Check One):  [X]Form 10-K and Form 10-KSB; []Form 20-F;  [] Form 11-K;
              []  Form 10-Q and Form 10-QSB; [] Form N-SAR


                       For Period Ended: December 31, 2004
                                         -----------------

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION


ARETE INDUSTRIES, INC.
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Full Name of Registrant


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Former Name if Applicable


7102 La Vista Place, Suite 100
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Address of Principal Executive Office (Street and Number)


Niwot, CO 80503
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)  The reasons described in reasonable detail in Part III of
 ----- this form could not be eliminated without unreasonable effort or expense;

               (b)  The subject annual report, semi-annual report, transition
   X                report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
 -----              portion thereof, will be filed on or before the fifteenth
                    calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

               (c)  The accountant's statement or other exhibit required by Rule
 -----              12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Recent board action has been made mandating that the Company eliminate certain intercompany accounts associated with inactive subsidiaries booked during 2003 as discontinued operations. The Company's audit committee had determined that events and circumstances initiated in fiscal year ended 12/31/2003 now require the company to perform necessary adjustments to eliminate consolidated debts and intercompany accounts with inactive subsidiaries in anticipation of liquidating and dissolving those entities. The audit committee has determined that carrying these companies in our consolidated financial statements would create unnecessary complexity and confusion in our upcoming Annual Report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Thomas P. Raabe                 303                     652-3113
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      (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no,
identity report(s)        [X]  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                          [ ] Yes      [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             ARETE INDUSTRIES, INC.
                   -------------------------------------------
                   Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2005              Arete Industries, Inc.
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                                   By: /s/ Thomas P. Raabe
                                       -----------------------------------------
                                       Chief Executive Officer